EXHIBIT 99.1

News Release dated March 17, 2017, Suncor Energy to work with Alberta Energy Regulator regarding tailings and related Millennium Operational Amendment applications

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to work with Alberta Energy Regulator regarding tailings and related Millennium Operational Amendment applications

Calgary, Alberta (March 17, 2017) – Suncor today confirms it has received notice from the Alberta Energy Regulator that it has denied the Suncor Base Plant Tailings Management Framework application and related Millennium Operational Amendment application.

The tailings application, which was submitted in April 2016, is a regulated requirement under the Government of Alberta’s Tailings Management Framework. Suncor amended its Millennium Operational application to reflect the tailings application.  Suncor will continue to work with the regulator in order to move the regulatory process forward.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com